Mail Stop 3561

July 13, 2006

Christopher J. Reed
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 21, 2006**
> **File No. 333-135186**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 1-32501**

Dear Mr. Reed:

We have limited our review of your filings to those issues addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplemental Notes Regarding the Rescission Offer

1. The forepart of the document should consist of the cover page, the summary and the risk factors. Please move this section to follow the summary or include this information in the summary.

Appendix A – Form of Notice of Election

2. Please delete the language indicating that investors have "read" and "review[ed]" the prospectus.

Exhibit 5.1

3. Counsel should confirm our understanding that its reference to the "General Corporation Law of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Form 10-KSB for the Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 13

4. We note your disclosure that your "principal executive and financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that your principal executive and financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please make similar revisions to your Form 10-QSB for the quarterly period ended March 31, 2006.

5. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B.

Certifications

6. We note that you have not included as exhibits to the Form 10-KSB the certifications required by Item 601(b)(32) of Regulation S-B and Rule 13a-14(b) of the Securities Exchange Act of 1934. Please re-file the entire Form 10-KSB, including all required certifications.

Form 10-QSB for the Quarter Ended March 31, 2006

7. Where applicable, please revise to comply with the above comments.

Exhibit 31

8. Please eliminate the titles you indicate Christopher J. Reed holds in the opening paragraph of the certification.

9. Please do not omit required language or otherwise alter the certification. For example, in paragraph 5 you should specify that your certifying officers have disclosed to both your auditors and the audit committee the items specified. Also, throughout the certification, you should refer to the "small business issuer" instead of "the Company." See Item 601(b)(31) of Regulation S-B.

*****

As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Howard Baik, Attorney-Advisor, at (202) 551-3317, Ellie Quarles, Special Counsel at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey Berg, Esq.
       Fax: 310-820-8859